February 13, 2012

BY EDGAR AND FEDEX

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	American Defense Systems, Inc.

Soliciting Material filed by Armor Technologies LLC et al.

Filed on January 31, 2012

File No. 001-33888

Dear Mr. Orlic:

On behalf of Armor Technologies LLC, Dale S. Scales, John Jodlowski, JOWCO LLC, Frank A. Bednarz, Harold Wrobel, Mark Wayner, Emi Wayner and Joseph Van Hecke (collectively, the “Filing Persons”), the undersigned has set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to the undersigned, dated February 3, 2012 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is reproduced in italics in this letter, with the response of the Filing Persons immediately following each comment. Based on the following responses, the Filing Persons respectfully submit that an amendment to the filings of the Filing Persons in response to the Staff’s comments would not be appropriate.

General

1.	You appear to have obtained consents from security holders prior to furnishing them with a proxy statement meeting the requirements of Rule 14a-3(a) of Regulation 14A. While we understand that the action being authorized by security holders, the calling of a special meeting, is not authorized by the company’s organizational documents, and so the action was not effective as a matter of state law, please confirm your understanding that a definitive proxy statement must be sent or given to security holders before or at the same time as forms of proxy, consent or authorization are furnished to or requested from security holders. See Rule 14a-12(a)(2) of Regulation 14A.

Response to Comment 1:

The Filing Persons understand that, pursuant to Rule 14a-12(a)(2) of Regulation 14A (“Regulation 14A”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a definitive proxy statement must be sent or given to security holders before or at the same

Mr. David L. Orlic

February 13, 2012

time as forms of proxy, consent or authorization are furnished to or requested from security holders. The Filing Persons respectfully submit that the above-referenced soliciting material of the Filing Persons filed with the Commission on January 31, 2012 (the “Soliciting Material”) does not constitute a form of proxy, consent or authorization requiring the furnishing of a definitive proxy statement under Rule 14a-12(a)(2) of Regulation 14A. The stockholders of American Defense Systems, Inc. (the “Company”) are not authorized by the Company’s organizational documents to call a special meeting of stockholders. As such, the letter of certain stockholders dated January 31, 2012 requesting that the Board of Directors of the Company call a special meeting of stockholders is a non-binding request, is unenforceable by the stockholders and does not constitute a proxy, consent or authorization by the stockholders.

2.	We understand that Mr. Anthony J. Piscitelli may be a participant in your solicitation. Please advise. If Mr. Piscitelli is a participant, please revise your soliciting material to disclose this, and describe any arrangements or understandings between Mr. Piscitelli and the remaining participants regarding the company since October 2011.

Response to Comment 2:

The Filing Persons confirm that Mr. Anthony J. Piscitelli is not a participant in the solicitation made by the Filing Persons, as defined under Instruction 3 to Item 4 of Schedule 14A. Specifically, to our knowledge, Mr. Piscitelli (i) is not a member of any committee or group which solicits proxies, and is not a person who directly or indirectly has taken the initiative or engaged in organizing, directing, or arranging for the financing of any such committee or group; (ii) has not financed or joined with another to finance the solicitation of proxies; (iii) has not loaned money or furnished credit or entered into any other arrangement for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the Company by any participant or other persons, in support of or in opposition to the participants; and (iv) is not soliciting proxies. As such, the Filing Persons respectfully submit that an amendment to the Soliciting Material would not be appropriate.

3.	With due regard to any involvement of Mr. Piscitelli in your current activities, please provide your analysis as to whether your have formed a group with Mr. Piscitelli for purposes of Regulation 13D-G and your Schedule 13D filed thereunder. If so, please revise your filing accordingly.

Response to Comment 3:

The Filing Persons confirm that we have not formed a “group” with Mr. Piscitelli, within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) under the Exchange Act, for purposes of Regulation 13D-G and the Schedule 13D of the Filing Persons filed with the Commission on January 6, 2012 (the “Schedule 13D”). The Filing Persons and Mr. Piscitelli have not agreed to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company. As such, the Filing Persons respectfully submit that an amendment to the Schedule 13D would not be appropriate.

Mr. David L. Orlic

February 13, 2012

*        *        *

In connection with this response to the Staff’s Comment Letter, the Filing Persons acknowledge the following:

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding these responses, please feel free to contact me at (919) 389-8321. In addition, you may direct correspondence to me by facsimile at (919) 379-1091.

Sincerely,

/s/ Dale S. Scales

Dale S. Scales
Manager
Armor Technologies LLC

cc:	Henry J. Heyming

Troutman Sanders LLP